Exhibit 99.3

CONSENT OF INDEPENDENT VALUER

We hereby consent to the description of our role in the valuation process of Hines Global Income Trust, Inc. and its subsidiaries (collectively, the “Company”) in the text under the caption, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities-Market Information," included in Part II, Item 5 of the Annual Report on Form 10-K for the year ended December 31, 2019 of Hines Global Income Trust, Inc. being included or incorporated by reference in the Registration Statement on Form S-3 (No. 333-221894) of Hines Global Income Trust, Inc., and the related Prospectus.

In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S., Inc.
Altus Group U.S., Inc.
March 30, 2020